Owners and Executive Officers

| Direct Owners & Officers | Indirect Owners |

The owners/officers listed below are reported on your firm's Form BD. The displayed information is current as of the previous day. If it is no longer accurate, your firm should amend your Form BD through Web CRD. To update the information you must be entitled to file Form BD filings on behalf of your firm. **Click here** to view the list of system Administrators at your firm.

Full Legal Name	Status	Status Acquired	Entity in which Interest is Owned	Percent Ownership	Control Person	Public Reporting Company

This firm has no Indirect Owners.